Exhibit 99.1

Bon Natural Life Limited Announces Brand Strategic Cooperation with Guangdong JUWO

XI’AN, China, May 14, 2024 /GLOBE NEWSWIRE/ — Bon Natural Life Limited (Nasdaq: BON) (“BON” or the “Company”), one of the leading bio-ingredient solutions providers in the natural, health and personal care industries, today announced that its operating subsidiary, Xi’an App-Chem Bio (Tech) Co., Ltd., reached a strategic cooperation agreement with Guangdong JUWO Trading Co., Ltd. (“JUWO”) regarding the construction and development of a marketing and supply chain system for liquor distribution and sales, liquor brands, functional liquor and hangover relief products in mainland China on May 8, 2024.

The Company has granted JUWO non-exclusive authority to use the Company’s Brand “App-chem” in the products in the cooperation as “Jiangwang and App-Chem Co-Branding” for alcoholic health products. In this cooperation, JUWO and the Company will launch liquor products under this brand. In addition, JUWO will be responsible for the promotion and marketing of App-Chem’s alcoholic health products, opening the first cooperation between App-Chem’s brand and JUWO’s Chinese Moutai-flavor liquor brand and promoting integrated innovation and market expansion combining Bio-tech and Chinese Moutai-flavor liquor.

Specialized in the commercial marketing of Moutai-flavor liquor in mainland China with more than 10-years’ experience in the liquor commercial distribution market, JUWO’s team has successfully created a variety of Moutai-flavor liquor brands, holding abundant channel distribution resources online and offline in liquor market all over China. The strategic cooperation aims to jointly create high-quality health alcoholic and related products that show the beauty of the combination of traditional Chinese culture and modern technology by utilizing the brand influence of App-Chem in the industry and JUWO’s advantages in distribution and channels in the liquor market.

Mr. Yongwei Hu, Chairman and CEO of BON, stated, “We are very pleased to have a brand strategic cooperation with Guangdong JUWO. We will bring consumers an excellent and innovative product experience, and also work together to develop a new market landscape, which will achieve our business category expansion based on core technology advantages and enhance our competitiveness in the bio-tech industry. The cooperation will bring enormous growth potential to the Company, and we look forward to creating more success stories with our partners and enhancing the Company’s value and profitability to reward our shareholders with even more lucrative results.”

About Bon Natural Life Limited (“BON”)

BON is a Cayman Islands company engaged in the business of natural, health, and personal care industries. For more information, please visit http://www.bnlus.com.

For more information, please contact:

Cindy Liu | IR

Email: bonnatural@appchem.cn

Safe Harbor Statement

This press release contains certain statements that may include “forward-looking statements.” All statements other than statements of historical fact included herein are “forward-looking statements.” These forward-looking statements are often identified by the use of forward-looking terminology such as “believes,”“expects” or similar expressions, involve known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, they do involve assumptions, risks, and uncertainties, and these expectations may prove to be incorrect. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.